UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2010
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes  ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: March 26, 2010	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary

Form 603
Corporations Act 2001 Section 671B
Notice of initial substantial holder
To Company Name/Scheme Metal Storm Limited
ACN/ARSN 064 270 006
1. Details of substantial holder (1)
Name ACN/ARSN (if applicable) Mr Andrew Winston Doyle
The holder became a substantial holder on 15/03/10
2. Details of voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person’s votes (5)	Voting power (6)
Ordinary	52,669,568	52,669,568	5.3054%
3. Details of relevant interests
The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Andrew Winston Doyle	Acquired through Subscription Agreement	52,669,568
4. Details of present registered holders
The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

	Registered holder of	Person entitled to be	Class and number
Holder of relevant interest	securities	registered as holder (8)	of securities
Andrew Winston Doyle	Andrew Winston Doyle	Andrew Winston Doyle	52,669,568
5. Consideration
The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

				Class and number of
Holder of relevant interest	Date of acquisition	Consideration (9)		securities
		Cash	Non-cash
Andrew Winston Doyle	15 March 2010	700,000		52,669,568

6. Associates
The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses
The addresses of persons named in this form are as follows:

Name	Address
Andrew Winston Doyle	Orchard Post Office, PO Box 597, Singapore 912320
Signature

print name Andrew Winston Doyle	capacity Slef

sign here	date 20/03/2010
DIRECTIONS
(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.
(2)  See the definition of “associate” in section 9 of the Corporations Act 2001.
(3)  See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.
(4)  The voting shares of a company constitute one class unless divided into separate classes.
(5)  The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.
(6)  The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.
(7)  Include details of: (a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and
(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.
(8)  If the substantial holder is unable to determine the identity of the person ( eg. if the relevant interest arises because of an option) write “unknown”.
(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

METAL STORM LIMITED ACN 064 270 006

Metal Storm settles arbitration proceedings with StarChase LLC
Brisbane, Australia – Wednesday, 24 March 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
As first disclosed to the market in the Metal Storm 2008 Annual Report, Metal Storm Inc. had initiated arbitration proceedings in connection with a dispute arising out of a contract with StarChase LLC for the commercialisation of its vehicle tagging technology.
Metal Storm advises that the dispute has now been settled to the Company’s satisfaction prior to the arbitration hearing. The terms of the settlement are confidential.
END
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Options Prospectus
for the offer of Options to Eligible Option Holders
The Offer period closes at 5.00 pm (AEST) on 30 April 2010
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
You should read this Prospectus in its entirety before deciding whether to subscribe for Options.
If you do not understand any part of this Prospectus or are in doubt as to what you should do, you should consult your stockbroker, accountant, financial or other professional adviser immediately.
Not for release or distribution in the United States

Important information
This Prospectus is for the offer of options to acquire continuously quoted securities (as defined in the Corporations Act) of the Company and has been prepared in accordance with section 713 of the Corporations Act.
This Prospectus is dated 24 March 2010 and was lodged with ASIC on that date. ASIC takes no responsibility for the contents of this Prospectus.
No Options will be issued on the basis of this Prospectus after the date which is 13 months after the date of this Prospectus.
You should read this entire Prospectus carefully before deciding whether to subscribe for Options. In particular, you should consider the risk factors that could affect the performance of the Company or the value of an investment in the Company, some of which are outlined in section 5.
The information contained in this Prospectus is not investment advice and does not take into account your investment objectives, financial situation, tax position and particular needs. Before deciding whether to subscribe for Options, you should consider whether they are a suitable investment for you in light of your personal circumstances (including financial and taxation issues) and seek professional guidance.
It is proposed that the Options will be quoted on ASX. ASX takes no responsibility for the contents of this Prospectus.
Electronic copy of this Prospectus
A copy of this Prospectus will be mailed to Option Holders resident in Australia and New Zealand, together with a personalised Application Form.
This Prospectus has been placed on the Company’s website at www.metalstorm.com for information purposes only. If you access the electronic version of this Prospectus you should ensure that you download and read the entire Prospectus. The electronic version of this Prospectus on the Company’s website does not include an Application Form.
You will only be issued Options if you:
•	pay the Subscription Amount shown on the Application Form by BPAY®; or

•	complete and return the Application Form together with a cheque or money order for the Subscription Amount, by 5.00 pm (AEST) on 30 April 2010.
Any references to documents included on the Company’s website are provided for convenience only, and none of the documents or other information on the website is incorporated by reference in this Prospectus.
Restrictions on the distribution of this Prospectus
This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation.
The distribution of this Prospectus (including an electronic copy) outside Australia and New Zealand may be restricted by law. If you are a potential investor outside Australia or New Zealand and you come into possession of this Prospectus, you should observe such restrictions and should seek your own advice on such restrictions.
No action has been taken to register or qualify the Options or to otherwise permit a public offering of the Options in any jurisdiction other than in Australia and New Zealand.
In particular, this document may not be released or distributed in the United States. This document does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Any securities described in this document have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.
More detail regarding restrictions on the distribution of this Prospectus and limitations on the jurisdictions in which offers under the Prospectus are made, is in sections 1.6 and 1.7.
Continuous disclosure
The Company has been listed on ASX since 8 July 1999. During this time the Company has been subject to disclosure requirements under the Corporations Act and the Listing Rules. Since listing, the Company has provided ASX with information regarding its activities and that information is publicly available. This Prospectus is intended to be read in conjunction with that publicly available information.

page i

Eligible Option Holders should therefore have regard to that publicly available information before making a decision whether to subscribe for Options.
Disclaimer
No person is authorised to give any information, or to make any representation, in connection with the issue of Options that is not contained in this Prospectus. Any information or representation that is not in this Prospectus may not be relied on as having been authorised by the Company, the Directors or any other person in connection with the issue of Options.
Except as required by law, and only to the extent so required, no person warrants or guarantees the future performance of the Company or any return in relation to a decision made by an Eligible Option Holder pursuant to this Prospectus.
The forward looking statements in this Prospectus are based on the Company’s current expectations about future events. They are, however, subject to known and unknown risks, uncertainties and assumptions, many of which are outside the control of the Company and the Directors, that could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by the forward looking statements in this Prospectus.
This Prospectus details some important factors and risks that could cause the Company’s actual results to differ from the forward looking statements in the Prospectus.
Past price performance of the Shares and Original Options provides no guidance as to the future price performance of the Shares or Options.
Definitions
Some capitalised words and expressions used in this Prospectus have defined meanings which are explained in section 7.
A reference to time in this Prospectus is to Australian Eastern Standard Time being the local time in Brisbane, Australia, unless otherwise stated. All financial amounts in this Prospectus are expressed in Australian dollars, unless otherwise stated.
Questions
If you have any questions about the Offer, you should contact your stockbroker, accountant or other professional adviser.
If you have questions in relation to how to complete the Application Form, please call Computershare Investor Services Pty Limited on 1300 552 270 within Australia, +61 3 9415 4000 outside Australia or via email web.queries@computershare.com.au.
Computershare Investor Services Pty Limited has had no involvement in the preparation of any part of the Prospectus other than being named as security registrar to the Company. Computershare Investor Services Pty Limited has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for any part of, the Prospectus.
Privacy
The information about Eligible Option Holders included on an Application Form is used for the purposes of processing the Application Form and to administer the Eligible Option Holder’s holding of any of the Options and Shares. By submitting an Application Form, each Eligible Option Holder agrees that the Company may use the information provided by the Eligible Option Holder on the form for the purposes set out in this privacy statement and may disclose it for those purposes to Computershare Investor Services Pty Limited and the Company’s related bodies corporate, agents and contractors and third party service providers, including mailing houses and professional advisers, and to ASX and other regulatory authorities.
The Corporations Act requires the Company to include information about each Shareholder and holder of options (including name, address and details of the security held) in its public register. The information contained in the Company’s public register must remain there even if that person ceases to be a security holder. Information contained in the Company’s register is also used to facilitate payments and corporate communications (including the Company’s financial results, annual reports and other information that the Company wishes to communicate to its security holders) and compliance by the Company with legal and regulatory requirements.
Under the Privacy Act, you may request access to your personal information held by, or on behalf of, the Company or Computershare Investor Services Pty Limited. A fee may be charged for access. You can request access to your personal information by telephoning or writing to Computershare Investor Services Pty Limited as follows:
Computershare Investor Services Pty Limited
GPO Box 5240
Brisbane, Queensland 4001
Australia
Ph: 1300 552 270 within Australia or +61 3 9415 4000 outside Australia
Email: web.queries@computershare.com.au

page ii

Metal Storm Limited Options Prospectus
Contents

Metal Storm Limited Options Prospectus
Chairman’s letter

Metal Storm Limited
ABN 99 064 270 006

PO Box 3221
Darra Qld 4076
Tel: +61 (0) 7 3123 4700
Fax: +61 (0) 7 3217 0811

Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com
Chairman’s letter
Dear Option Holder
As you would be aware, on 31 July 2009 Shareholders approved the amendments to the terms of the Notes that were issued in 2006 and the issue of additional Options to holders of the Company’s quoted options which were issued with the Notes but expired on 31 August 2009.
Since then, much of the Company’s efforts have been directed towards obtaining funding to continue its operations as a going concern. Accordingly, the Company decided to suspend work related to the issue of Options until funding could be obtained. The GEM Facility Agreement was signed on 31 December 2009 to provide a three year, $20.2 million equity line of credit to the Company. The Shareholder approval for the Options however had become stale so the Company sought and obtained another approval from Shareholders on 4 March 2010 for the issue of the Options.
Summary of the offer of Options
The primary purpose of the offer of Options is to provide Eligible Option Holders with the opportunity to continue to hold options with an expiry date that aligns with the maturity date of the Notes, which was the intention when the original options and Notes were issued in 2006.
Option Holders may subscribe for Options on the basis of one Option for each quoted option they held that expired on 31 August 2009.
The Options have an issue price of $0.001 per Option and can be exercised at any time up to 1 September 2011 by paying the exercise price of $0.15 per Option. Subject to ASX’s spread requirements being met, the Options will be quoted on ASX.
GEM Facility Agreement and ongoing funding needs
Funds to be drawn down under the GEM Facility Agreement provide the opportunity for the Company to remain a going concern in circumstances where it otherwise would not. While the facility is initially intended to provide the primary source of operating capital, the Company also intends to vigorously seek other sources of capital on more favourable terms. The flexible nature of the facility allows the Company to elect to make cash draw downs at its sole discretion. While the terms of the Notes the Company has issued contain restrictions on the Company’s ability to issue secured debt, it may raise funds through unsecured debt or equity raisings. If the Company is successful in raising additional capital, it may reduce draw downs under the GEM Facility Agreement. The facility would remain in place, at the discretion of the Directors, as a flexible secondary source of capital, to more easily manage any peak cash requirements during the product qualification process and into subsequent production.
As I foreshadowed at the general meeting held on 4 March 2010, the Company is considering other capital initiatives including a rights issue and share consolidation. The Company is also considering its product development priorities as set out in section 3.3. No decisions have been made at this stage but the Company will keep the market informed of material developments and I encourage you to review the Company’s recent ASX announcements before deciding whether to subscribe for Options.

Metal Storm Limited Options Prospectus
Chairman’s letter
Subscribing for Options
The Company has issued this Prospectus to provide you with information about the offer of the Options. You should therefore read the Prospectus, the Company’s recent ASX announcements and other publicly available information carefully before deciding whether to subscribe for Options.
Further information about the offer of Options is set out in section 1. Details about how to subscribe for Options are provided in section 2 and the accompanying application form.
If you wish to subscribe for Options, you must ensure that your application and payment is received by Computershare Investor Services Pty Limited by 30 April 2010.
Yours sincerely
Terry O’Dwyer
Chairman

Metal Storm Limited Options Prospectus
Timetable
Timetable

Record Date to determine who is an Eligible Option Holder	31 August 2009 (7.00 pm AEST)

Prospectus lodged with ASIC	24 March 2010

Prospectus sent to Option Holders with a registered address in Australia and New Zealand	30 March 2010

Opening date for applications to be made	30 March 2010

Closing Date — last date for receipt of applications	30 April 2010 (5.00 pm AEST)

Allotment Date — date Options are issued	7 May 2010

Despatch of holding statements for Options	11 May 2010

Options expected to commence trading on ASX	12 May 2010
The Company reserves the right to vary the Timetable without prior notice, including by extending or bringing forward the Closing Date.

Metal Storm Limited Options Prospectus
Section  1  — The Offer
1	The Offer

1.1	Background

The Original Options and Notes were issued to existing shareholders that subscribed for the securities under a prospectus dated 28 July 2006. The expiry date of the Original Options was 31 August 2009 and the maturity date of the Notes was 1 September 2009.

On 31 July 2009 both Note Holders and Shareholders approved resolutions which, among other things, extended the maturity date of the Notes by two years to 1 September 2011.

As the Listing Rules prevented the expiry date of the Original Options from being extended, all unexercised Original Options lapsed on 31 August 2009.

To ensure that holders of Original Options could elect to maintain an interest in options to subscribe for Shares with an expiry date that aligns with the maturity date of the Notes, the Company sought and received Shareholder approval (most recently on 4 March 2010) to offer the Options to Eligible Option Holders.

Eligible Option Holders now have the opportunity to subscribe for Options under this Prospectus.

1.2	Key terms of the Offer

The Options are offered to Eligible Option Holders:
•	on the basis of one Option for each Original Option held on the Record Date;

•	at an issue price of $0.001 each; and

•	with an expiry date of 1 September 2011.
All other terms of the Options are identical to the terms of the Original Options, including the exercise price of $0.15. The complete Option terms are set out in the schedule.

Section 1.6 provides further information about who is an Eligible Option Holder. Ineligible Option Holders cannot subscribe for Options.

Section 1.4 provides further information on the Options.

1.3	Why should I subscribe for Options?

In deciding whether to subscribe for Options, Eligible Option Holders should consider:
(a)	the potential advantages, disadvantages and risks set out in this Prospectus;

(b)	what value they attribute to the Options; and

(c)	their own personal circumstances.
Below is a summary of some of the key potential advantages and disadvantages involved in subscribing for Options.

Metal Storm Limited Options Prospectus
Section  1 —The Offer

Issue	Potential advantages	Potential disadvantages
Opportunity	Subscribing for Options provides you with the opportunity to profit if the price of Shares or Options rises over the next 18 months.	The price of Shares or Options may not rise before the Options expire on 1 September 2011.

	For example, if the price of Options traded on ASX is greater than the issue price of $0.001, you could potentially sell your Options on market for a profit.	If the price of Shares or Options do not rise, you may choose to allow your Options to lapse. In this case, your loss will be the Subscription Amount.

Alternatively, if the price of Shares rises above the exercise price of $0.15, you could exercise your Options and potentially sell the Shares acquired on exercise for a profit.	If you exercise your Options and sell the Shares at less than the exercise price of $0.15, you will also suffer a loss.

Options and Shares may not be able to be sold on market at an acceptable price, or at all if insufficient liquidity exists in the market for those securities.

Small cost	As the issue price of Options is only $0.001, the cost required to maintain an interest in the share capital of the Company is very small.	The Options may not have any value if the Company is not successful in completing a capital raising and insufficient funds are available under the GEM Facility Agreement. See sections 3.2 and 5.2(a) for further information.
By way of example, an Eligible Option Holder that held 50,000 Original Options on the Record Date can subscribe for 50,000 Options for only $50.

If you do not exercise your Options, your maximum potential loss from subscribing for Options is the Subscription Amount.

Quotation	If the spread requirements are satisfied, the Company will seek quotation of the Options on ASX. This will improve the ability of holders to sell their Options.	If the spread requirements are not satisfied, the Options will not be able to be quoted on ASX. In this case you may not be able to sell your Options at an acceptable price, or at all.

See section 1.4(b) for further information.
1.4	Information on the Options

	(a)	Maximum number of Options

The Offer will result in a maximum of 58,027,933 Options being issued to Eligible Option Holders on the Allotment Date, expected to be on or about 7 May 2010.

	(b)	Quotation of the Options

The Company will seek quotation of the Options on ASX, provided ASX’s spread requirements are met.

ASX’s spread requirements specify that there must be, among other things, at least 50 holders of a marketable parcel of Options. A marketable parcel is the number of Options required to

Metal Storm Limited Options Prospectus
Section  1 — The Offer
be converted into $500 worth of Shares (using the price of Shares on the Allotment Date). As the price of Shares on the Allotment Date is not known, table 1.4 below indicates the number of Eligible Option Holders that will be eligible to subscribe for a marketable parcel of Options based on a range of Share prices.
         Table 1.4

Number of Eligible Option Holders
Price of Shares on Allotment Date	eligible to subscribe for a
marketable parcel of Options
$0.010	111
$0.015	132
$0.020	153
$0.025	165
$0.030	183
If granted quotation, the Options will trade under a code to be advised by ASX.

If ASX’s spread requirements are not met, the Company will still issue the Options to subscribing Eligible Option Holders but the Options will not be quoted on ASX.
(c)	Risks

Risks specific to holding Options are set out in section 5.1.

1.5	Intentions of Harmony Investments

Harmony Investments was the largest beneficial holder of Original Options, holding 118,726,333 or approximately 67% of the Original Options on issue on the Record Date.

Harmony Investments has advised the Company that it is satisfied with its current level of investment in the Company and does not intend to subscribe for Options under the Offer. Accordingly, the Company has not extended the Offer to the Cayman Islands which would have been required for Harmony Investments to participate in the Offer.

1.6	Who is an Eligible Option Holder?

Only Eligible Option Holders can subscribe for Options.

An Eligible Option Holder is an Option Holder whose address on the register of Original Options is in Australia or New Zealand at 7.00 pm (AEST) on the Record Date. All remaining Option Holders are Ineligible Option Holders.

The Company has decided that Ineligible Option Holders will be unable to subscribe for Options, having regard to:
(a)	the cost of complying with legal and regulatory requirements outside Australia and New Zealand for the issue of the Options to Ineligible Option Holders;

(b)	the number of Ineligible Option Holders; and

(c)	the number and value of Options that could be issued to the Ineligible Option Holders.
As noted in section 1.5, the Company has not extended the Offer to the Cayman Islands as Harmony Investments has advised the Company that it does not intend to subscribe for Options under the Offer.

Metal Storm Limited Options Prospectus
Section  1 — The Offer
Where the Prospectus has been despatched to Ineligible Option Holders, the Prospectus is provided for information purposes only.

1.7	Foreign law requirements for the issue of Options

This section provides further details on the legal and regulatory requirements associated with the issue of Options.

General restrictions on making offers to Ineligible Option Holders

This Prospectus and accompanying Application Form do not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

No action has been taken to register or qualify the Options, or to otherwise permit an offering of Options outside Australia and New Zealand. The Options may not be offered in a jurisdiction outside Australia and New Zealand where such an offer is not made in accordance with the laws of that place.

The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and therefore persons who come into possession of this document outside Australia and New Zealand should seek advice on and observe any such restrictions. A failure to comply with these restrictions may constitute a violation of applicable securities laws.

It is the responsibility of any Eligible Option Holder to ensure compliance with any laws of the country relevant to their application. Payment of the Subscription Amount by BPAY® or the return of a duly completed Application Form will be taken by the Company to constitute a representation that there has been no breach of such laws and that the Eligible Option Holder is physically present in Australia or New Zealand.

Eligible Option Holders resident outside Australia should consult their professional advisers as to whether, in order to enable them to apply for Options, any governmental or other consents are required, or other formalities need to be observed.

New Zealand securities law requirements

This offer to New Zealand investors is a regulated offer made under Australian and New Zealand law. In Australia, this is Chapter 8 of the Corporations Act and regulations. In New Zealand, this is Part 5 of the Securities Act 1978 and the Securities (Mutual Recognition of Securities Offerings — Australia) Regulations 2008.

This offer and the content of the offer document are principally governed by Australian rather than New Zealand law. In the main, the Corporations Act and regulations set out how the offer must be made.

There are differences in how securities are regulated under Australian law. For example, the disclosure of fees for collective investment schemes is different under the Australian regime.

The rights, remedies, and compensation arrangements available to New Zealand investors in Australian securities may differ from the rights, remedies, and compensation arrangements for New Zealand securities.

Both the Australian and New Zealand securities regulators have enforcement responsibilities in relation to this offer. If you need to make a complaint about this offer, please contact the Securities Commission, Wellington, New Zealand. The Australian and New Zealand regulators will work together to settle your complaint.

The taxation treatment of Australian securities is not the same as for New Zealand securities.

If you are uncertain about whether this investment is appropriate for you, you should seek the advice of an appropriately qualified financial adviser.

Metal Storm Limited Options Prospectus
Section 1 — The Offer
The offer may involve a currency exchange risk. The currency for the securities is not New Zealand dollars. The value of the securities will go up or down according to changes in the exchange rate between that currency and New Zealand dollars. These changes may be significant.

If you expect the securities to pay any amounts in a currency that is not New Zealand dollars, you may incur significant fees in having the funds credited to a bank account in New Zealand in New Zealand dollars.

If the securities are able to be traded on a securities market and you wish to trade the securities through that market, you will have to make arrangements for a participant in that market to sell the securities on your behalf. If the securities market does not operate in New Zealand, the way in which the market operates, the regulation of participants in that market, and the information available to you about the securities and trading may differ from securities markets that operate in New Zealand.

United States

The Options have not been and will not be, registered under the US Securities Act or the securities laws of any state of the United States and may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, a US person, except in a transaction exempt from the registration requirements of the US Securities Act and applicable United States state securities laws.

This Prospectus is neither an offer to sell nor a solicitation of an offer to buy securities in the United States.

This Prospectus and the accompanying Application Form may not be sent by the Company or its agents to any Option Holder in the United States.

By submitting an Application Form, an Eligible Option Holder will be deemed to have represented, warranted and agreed as follows:
(a)	it understands that the Options have not been, and will not be, registered under the US Securities Act and may not be offered, sold or resold in the United States or for the account or benefit of, a US person except in accordance with an available exemption from registration;

(b)	it is not:
(i)	in the United States or a US person; and

(ii)	acting for the account or benefit of a person in the United States or a US person;
(c)	it will not offer, sell or resell in the United States or to a US person any Options:
(i)	as part of their distribution, at any time; or

(ii)	otherwise, until after the expiry of 40 days after the date on which the Options are allocated; and
(d)	if it is entitled to receive any fees or commissions in connection with any purchase of Options to which the Application Form relates, it will not, directly or indirectly, pay or re-allow any portion of such fee or commission to any other person.
Until 40 days after the commencement of the Offer, an offer or sale of the Options in the United States or to any US person by any dealer may violate the registration requirements of the US Securities Act.

Metal Storm Limited Options Prospectus
Section  2 — Subscribing for Options
2	Subscribing for Options

2.1	How do I subscribe for Options?

Before taking any action you should read this Prospectus in its entirety.

To subscribe for Options, Eligible Option Holders may either:
(a)	apply by BPAY®: pay the Subscription Amount shown on the Application Form by BPAY®; or

(b)	apply by post: complete the Application Form, attach a cheque or money order for the Subscription Amount drawn in Australian currency on an Australian financial institution and send them to Computershare Investor Services Pty Limited at the following address:

GPO Box 5240 Brisbane, Queensland 4001 Australia
For your application to be effective, your BPAY® payment or completed Application Form and cheque or money order must be received by Computershare Investor Services Pty Limited no later than 5.00 pm (AEST) on 30 April 2010.

You should allow sufficient time for your BPAY® payment or completed Application Form to be received by the Closing Date. While the Company has a discretion to accept late applications, it may not do so.

Eligible Option Holders that pay the Subscription Amount by BPAY® do not need to return their Application Form.

Completed Application Forms and cheques or money orders can be returned using the reply paid envelope enclosed. Eligible Option Holders returning these documents from outside Australia will need to affix the appropriate postage.

2.2	Minimum subscription criteria
(a)	Can I subscribe for only part of my entitlement of Options?
No. Eligible Option Holders that wish to subscribe for Options may only subscribe for their full entitlement under the Offer. Payments received from Eligible Option Holders for less than the Subscription Amount will not be accepted.
(b)	Can I subscribe for Options in excess of my entitlement?
No. Eligible Option Holders are not able to subscribe for Options beyond their entitlement shown on the Application Form.
(c)	Rounding of Subscription Amount
To prevent fractions of a cent being payable by Eligible Option Holders, your Subscription Amount has been rounded down to the nearest cent. For example, if you are entitled to apply for 7,068 Options under the Offer, your Subscription Amount will be $7.06.

2.3	Taxation consequences of being issued Options

The following comments address the Australian taxation implications of subscribing for Options. The comments only deal with the general Australian taxation implications for Eligible Option Holders and do not apply to Eligible Option Holders who are employees of the Company, foreign residents, banks, insurance companies or Option Holders carrying on a

Metal Storm Limited Options Prospectus
Section  2 — Subscribing for Options
business of trading in the Options. They are based on the laws in force in Australia at the time of issue of the Prospectus.

You should seek your own independent taxation advice before reaching conclusions as to the possible Australian and, if applicable, foreign taxation consequences of subscribing for Options. Neither the Company, nor any of its officers, nor its taxation or other advisers accept any liability or responsibility in respect of any statements concerning the Australian taxation consequences of the issue of Options.
(a)	The issue of Options
The issue of the Options should not have any income tax consequences. You will generally have a cost base in the Options for capital gains tax (CGT) purposes equal to the amount paid for the issue of the Options (ie the issue price).
(b)	Disposal or lapsing of Options
If you dispose of your Options or the Options lapse, a capital gain will arise if the capital proceeds received from the disposal or lapsing exceed the cost base of the Options (discussed above). Individuals, trustees and superannuation funds may be entitled to a CGT discount if they have held the Options for at least 12 months prior to their disposal. The disposal or lapsing of the Options will give rise to a capital loss if the capital proceeds received from the disposal or lapsing are less than the reduced cost base of the Options.
(c)	Exercise of Options
The exercise of the Options will have no income tax consequences. The Shares acquired as a result of exercising the Options will have a cost base for CGT purposes equal to the cost base of the Options when they are issued (discussed above) plus the exercise price. You should seek your own independent taxation advice in relation to the consequences of holding and disposing of the Shares.
(d)	Stamp duty
No stamp duty will be payable by Option Holders on the grant of the Options, the disposal of Options or the acquisition of Shares as a result of exercising the Options.
(e)	GST
The acquisition of Options and the acquisition of Shares by exercising Options, will be classified as “financial supplies” for Australian GST purposes. As such, no GST will apply to the issue of the Options or to the acquisition of Shares upon the exercise of Options.

2.4	Questions

If you have any questions about subscribing for Options, if you do not understand any part of this Prospectus or if you are in doubt as to what you should do, you should consult your stockbroker, accountant, financial or other professional adviser before subscribing for the Options.

If you have any other queries concerning the Application Form, please contact Computershare Investor Services Pty Limited on 1300 552 270 within Australia, +61 3 9415 4000 outside Australia or via email web.queries@computershare.com.au.

Metal Storm Limited Options Prospectus
Section  3 — The Company
3	The Company

3.1	Information on the Company

A significant amount of information about the Company, the GEM Facility Agreement and the Offer is publicly available, including the following documents released on ASX’s company announcements platform (accessible from www.asx.com.au):

Date	Announcement description
30/06/2009	Shareholders’ Notice of Meeting and Explanatory Statement
31/07/2009	Results of Shareholders’ Meeting — Convertible Notes Extended
5/01/2010	Metal Storm signs Finance Deal with Institutional Investor
2/02/2010	Notice of General meeting/proxy form
16/02/2010	CEO Bulletin
26/02/2010	Preliminary Final report
4/03/2010	Results of meeting
Each of these announcements can also be accessed from the Company’s website www.metalstorm.com or by calling the Company on +61 7 3123 4700.

Section 6.10 sets out a complete list of the Company’s ASX announcements from 26 February 2010 to the date of this Prospectus.

Between the date of this Prospectus and the Closing Date, the Company may make further announcements. Eligible Option Holders should keep themselves informed of the Company’s activities by regularly visiting the Company’s website www.metalstorm.com or, alternatively, ASX’s company announcements platform (accessible from www.asx.com.au).

3.2	GEM Facility Agreement and ongoing funding needs

On 31 December 2009, the Company entered into the GEM Facility Agreement for GEM to provide a source of working capital for the Company. The Company may access up to $20.2 million over a three year period under the GEM Facility Agreement. The Company will issue Shares in consideration for the amount it is paid by GEM. The GEM Facility Agreement along with equity investments from a number of private investors will provide a stable base from which the Company will concentrate on certification and product marketing.

In addition the Company intends to seek additional capital. The Company has re-established contact with a number of parties it had previously been in discussions with in late 2009 and is continuing to seek out new parties capable of providing equity capital to the Company. The Company is also looking at other means of raising funds. These additional funds would be sought wherever possible on terms more favourable than the current primary funding arrangements and should provide the Group with a more certain capital structure.

The funds raised from the Offer will be used by the Company for working capital. As at the date of this Prospectus:
•	the GEM Facility Agreement provides Metal Storm with funding for approximately 24 months, depending on the size of each draw down; and

Metal Storm Limited Options Prospectus
Section  3 — The Company
•	the outstanding face value of the Notes payable on the maturity date of 1 September 2011 is approximately $19 million. This amount will be reduced if Note Holders elect to convert their Notes to Shares prior to the maturity date. However, unless a large number of Notes are converted to Shares prior to the maturity date, the Company’s current funding arrangements will not be sufficient to repay the face value of the Notes on the maturity date.
The funds raised from subscriptions for Options will not materially affect the Company’s anticipated cash flows.

See section 4 for further information on the effect of the Offer on the Company.

3.3	Directors’ update

As noted in the chairman’s letter on page 2:
•	the Company is considering other capital initiatives including a rights issue and share consolidation;

•	the Company is also considering its product development priorities; and

•	no decisions have been made in relation to these matters at this stage but the Company will keep the market informed of material decisions. Eligible Option Holders should review the Company’s recent ASX announcements before deciding whether to subscribe for Options.
Much of the Company’s recent efforts have been directed towards obtaining funding to continue its operations as a going concern. To achieve this, the Company reduced its expenditure on product development programs in 2009 which prevented the Company from achieving all of its development goals during that year.
Following the disruption to the Company’s 2009 development program and Shareholder approval having been obtained for the GEM Facility Agreement, the Company is currently considering how its existing funding arrangements can be best utilised for product development.
The Company will keep the market informed of any material decisions. Accordingly, Eligible Option Holders should review the Company’s recent ASX announcements (available from the Company’s website www.metalstorm.com and on ASX’s company announcements platform accessible from www.asx.com.au) before deciding whether to subscribe for Options.

Metal Storm Limited Options Prospectus
Section 4 — Effect of the Offer on the Company
4	Effect of the Offer on the Company

4.1	Effect on the Company’s capital structure

As at the date of the Prospectus, the Company had the following capital structure:[1]

Security type	Number of securities
Shares	992,746,502
Interest Bearing Notes	32,800,799
Secured Notes	109,385,265
Unquoted options	40,851,021
Employee options[1]	13,252,500

[1]	The Company has employee options on issue to current and former Directors, employees and consultants, of which 8,252,500 are currently exercisable. The employee options that are currently exercisable have exercise prices ranging from $0.18 to $0.40 per option, and exercise periods which expire from 31 March 2010 to 30 June 2013. In addition, there are 5,000,000 employee options exercisable at $0.01 per option expiring on 2 July 2011 which are not currently exercisable because their vesting conditions remain unsatisfied.
Under the Offer, up to 58,027,933 Options will be issued. If the Offer is fully subscribed, the Company will raise approximately $58,027, although expenses are estimated to be approximately $70,000.
If the Offer is fully subscribed and all Options are exercised, an additional 58,027,933 Shares will be issued. This will increase the total number of Shares on issue to 1,050,774,435, assuming no other options are exercised, no Notes are converted into Shares and no further securities are issued. If all Options are exercised, the Company will raise an additional $8,704,190. The Company does not expect that Options will be exercised unless the market price of Shares exceeds the exercise price of $0.15.
The following table shows the effect that the Offer will have on the capital structure of the Company.2

	Number of securities	Number of securities
	on issue at the time	on issue if all
Security type	the Options are issued	Options are exercised
Options	58,027,933	0
Shares	992,746,502	1,050,774,435
Interest Bearing Notes	32,800,799	32,800,799
Secured Notes	109,385,265	109,385,265
Unquoted options	40,851,021	40,851,021
Employee options	13,252,500	13,252,500

[2]	Assuming the Offer is fully subscribed, no other options are exercised, no Notes are converted into Shares and no further securities are issued.
However, it is likely that the Company will issue Shares and unquoted options to GEM under the terms of the GEM Facility Agreement before the Allotment Date. The number of securities to be issued to GEM and the timing of these issues is not known. This is due in part to the

Metal Storm Limited Options Prospectus
Section 4 — Effect of the Offer on the Company
terms of the GEM Facility Agreement which require Shares to be issued at 90% of the volume weighted average price of Shares over a period of 15 consecutive trading days before the date of their issue.

In addition, the Company may seek to raise additional funds by issuing Shares by way of placements before the Allotment Date.

Accordingly, Eligible Option Holders should review the Company’s ASX announcements and, in particular, any Appendix 3B — new issue announcements (available from the Company’s website www.metalstorm.com and on ASX’s company announcements platform accessible from www.asx.com.au) to consider any changes to the Company’s capital structure before accepting the Offer.

4.2	Effect on the Company’s financial position

(a)	Income Statement

The issue of the Options does not have an impact on the income statement.

(b)	Balance Sheet

The balance sheet is immediately affected by the issue of the Options. If the Offer is fully subscribed, the Company’s cash and cash equivalents will increase by $58,027 and the Company’s reserves will increase by $58,027.

If any Options are exercised, the Company’s:
•	cash and cash equivalents; and

•	share capital,
will increase by the same amount. If all Options are exercised, the Company’s cash and cash equivalents and share capital will both increase by $8,704,190.

Metal Storm Limited Options Prospectus
Section 5 — Risk factors
5	Risk factors

Eligible Option Holders should be aware that there are risks associated with subscribing for Options, and holding Options and/or Shares. These can be categorised as:
•	risks specific to subscribing for, and holding, Options;

•	Company specific risks (those that relate directly to the Company’s business); and

•	general risks (those matters that relate to business in general).
Eligible Option Holders should also give detailed consideration to the assumptions and risks set out elsewhere in this Prospectus before deciding whether to subscribe for Options.

Some of these risks can be mitigated by the use of safeguards and appropriate controls. However, many are outside the control of the Company and cannot be mitigated.

An investment in the Company should be considered speculative. As such, Shares issued upon exercise of the Options carry no guarantee in respect of profitability, return of capital or the price at which they will trade on ASX.

5.1	Risks specific to subscribing for, and holding, Options
(a)	The market price of Shares may not exceed the exercise price of the Options before they expire
There is a risk that the market price of Shares will not exceed the exercise price of the Options ($0.15) before the Options expire on 1 September 2011. If the market price of Shares does not exceed $0.15 before this time and you choose to let your Options expire, your loss will be the Subscription Amount.
(b)	Quotation and transferability of Options
The Options may not qualify for quotation on ASX if the spread requirements are unable to be satisfied. If they are not quoted, the Options will not be easily transferable at the issue price of $0.001, or at all. Section 1.4(b) sets out further information on the ASX spread requirements.

Even if the Options are quoted, Eligible Option Holders may be unable to sell their Options on market at an acceptable price, or at all if insufficient liquidity exists in the market for Options.
(c)	Shares issued upon exercise of Options
Any Shares issued upon the exercise of Options may not be able to be sold at an acceptable price, or at all if insufficient liquidity exists in the market for Shares.

5.2	Company specific risk factors

Specific risks that may affect the Company and the Options include the following:
(a)	Risk of failing to raise funds required
Cash reserves
The Company has limited cash reserves (approximately $800,000 as at 15 March 2010) which the Company will continue to monitor. If insufficient funds are available under the GEM Facility Agreement and the Company does not have reasonable grounds to believe that it will be successful in its efforts to obtain an additional source of funding, the Company may be required to appoint an administrator.

Metal Storm Limited Options Prospectus
Section 5 — Risk factors
Limitations of GEM Facility Agreement
The Company can only issue one draw down notice under the GEM Facility Agreement every 15 trading days. In addition, the GEM Facility Agreement contains a mechanism which operates on the occurrence of certain events (for example if the Share price is less than pre-determined levels) to reduce the number of Shares GEM is required to subscribe for under a draw down, which would therefore reduce the amount of the funds that may be provided under that draw down. These limitations may prevent the Company from obtaining sufficient funds under the GEM Facility Agreement when they are required.
The funding under the GEM Facility Agreement is conditional upon GEM entering into Share lending arrangements for each draw down. As a result, it is expected that Shares issued to GEM may be sold on ASX therefore increasing the risk of downward pressure on the Company’s Share price.
Funding by GEM under the GEM Facility Agreement will have a dilutionary impact on existing Shareholders as the Company will issue Shares in consideration for amounts paid by GEM under the GEM Facility Agreement. Further, the Company is also required to issue one unquoted option for every five Shares issued to GEM under the GEM Facility Agreement. This means that there may be a further dilutionary impact on existing Shareholders if GEM exercises any of the unquoted options.
Additional fundraising required
As set out in section 3.2, the Company is continuing to pursue capital raisings and other sources of funding in addition to the funds available under the GEM Facility Agreement.
The Company’s ability to obtain additional funding will be subject to a number of factors, including market conditions. These factors may render the timing, amount and terms and conditions of additional funding unattractive. The Company cannot be certain that it will be able to raise any required funds or capital on favourable terms or at all.
The Group may not have generated sufficient revenue to repay the Notes by 1 September 2011. If production commences, the Group will have additional cash flow to cover expenses. This may also lead to a favourable effect on the Share price which may encourage Note Holders to convert their Notes into Shares. However, a further re-financing of the Notes or an additional capital raising may be required at that time to repay the Notes.
In addition, the Company may seek to exploit business opportunities that will require it to raise additional capital from equity or debt sources. In particular, developing and commercialising new technology and products to develop its business could require a significant commitment of additional resources that could, in turn, require the Company to obtain additional funding. The Group may also require further funds to pursue regulatory clearances, prosecute and defend its intellectual property rights, develop marketing capabilities and fund operating expenses.
(b)	Uncertainty of market acceptance
The Group plans to develop its technology for use in a range of military, law enforcement, counter-terrorism and commercial applications. It is not yet known whether the technology will be accepted in the market or the rate of any market acceptance. The degree of market acceptance will depend on a number of factors, including the receipt and timing of any regulatory approvals, the establishment and demonstration of the need, safety, efficacy and cost-effectiveness of the Group’s technology and products, and the technology’s advantages over existing technologies.

Metal Storm Limited Options Prospectus
Section 5 — Risk factors
Even if they perform successfully in research and evaluation trials, it is also not yet known whether the Group will be able to fully develop or commercialise its technology and products.
The Company anticipates that its primary customers will be the allied military and law enforcement community particularly the United States. The Company cannot be certain that current levels of defence spending will be maintained or that the Company will win further contracts from potential customers.
(c)	Risk of not being able to meet required standards
The Group’s technology requires further investment, research, development and testing before it will meet the broad standards that military and law enforcement organisations require from products of this nature. The Group cannot be certain it will be able to develop the technology to satisfy these standards or any other regulatory requirements that may be imposed.
(d)	Risk of a catastrophic event involving the technology
Any technology that involves explosive or ballistic functionality presents a risk of catastrophic failure. Any incident of this nature involving the Group’s technology or products could damage the Company’s reputation and marketing ability.
In addition, any accident involving the Group’s products or technology, whether in use by the Group or its customers, and whether being used in the correct manner or not, could damage the Company’s reputation and marketing ability.
(e)	Risk in research and development programs
Some of the Group’s development programs are undertaken in collaboration with US and Australian government defence agencies or private companies operating in the defence industry.
If the Group is unable to continue these collaborative programs or find partners for future programs, it could have a materially adverse effect on the Group.
Further, if there is a decrease of available funding in respect of such programs, it could have a material adverse effect on the Group.
(f)	Risk of the effect of government regulation
The Group is developing products for sale in the defence and law enforcement industries, which are subject to extensive regulation.
Products to be manufactured using the technology may also be subject to government regulation, including regulations governing use, specification, manufacture, handling, disposal, packaging, labelling, transport and import/export in Australia, the United States and in each of the countries into which such products are intended to be exported.
The Group allocates resources towards monitoring compliance, training, security of goods, reporting and reviewing legislative and other changes to ensure it is complying with the relevant regulations in the jurisdictions in which it operates. Failure to comply with government regulations could result in the Group being unable to sell its products in those jurisdictions.
The Australian government has discretionary powers with regard to certain defence laws and regulations.
The Group conducts its operations under permit or with specific exemption to certain laws and regulations. The withdrawal of these permits or exemptions by regulatory authorities could restrict the Group’s ability to commercialise its technology.

Metal Storm Limited Options Prospectus
Section 5 — Risk factors
The US or Australian government could choose to exercise powers available to them under export control regulations to control the export of the Group’s technology or products developed. The exercise of such power could have a material adverse effect on the Group.
(g)	Intellectual property protection risk
The Company principally relies upon patents, trade secrets, copyright and contract law to protect its proprietary technology. The protective measures taken by the Company may not be adequate to protect its proprietary technology.
Many of the laws of foreign countries treat the protection of proprietary rights differently from, and may not protect proprietary rights to the same extent as do laws in Australia, the United States and Patent Co-operation Treaty countries. In addition, the laws of many countries, including Australia and the United States, provide governments with the ability to control or restrict the export of defence-related technologies and products developed from such technologies.
Patent matters involve complex legal and factual questions. Accordingly, the Company cannot predict the availability and breadth of claims sought in relation to patents applied for. Statutory differences in patentable subject matter between countries may limit the protection the Company can obtain for some of its inventions, or prevent it from obtaining patent protection, in some countries.
Additionally, the enforceability of a patent is dependent on a number of factors, which may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious, the utility of the invention, the extent to which the patent clearly describes the best method of working the invention, and whether the patent’s claims are fairly based on its specification.
The Company has obtained and continues to seek patent protection for its technology.
Furthermore, the Company cannot be certain that patents held by third parties will not prevent the commercialisation of products incorporating its technology or that third parties will not challenge or seek to narrow, invalidate or circumvent any of its issued, pending, or future patents.
The Company may need to litigate to enforce patents, or to determine the scope and validity of third party proprietary rights. It is possible that the Company could incur substantial costs and be diverted from its efforts to commercialise products.
The Company relies on unpatented trade secrets, know-how and proprietary technological innovation and expertise, which are protected, in part, by confidentiality agreements with employees, advisers, consultants and others. However, these agreements may not provide adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorised use or disclosure.
(h)	Risk of infringement claims from others
The Company’s commercial success may depend, in part, on its ability to avoid infringing on patents issued to others. The Company could potentially incur substantial costs defending actions or threatened actions alleging patent infringement or improper use of proprietary information by it, and any such claims could divert management resources. If the Company is found to have infringed a third party patent, it could be subject to an injunction preventing exploitation of the patented product or process, and ordered to pay money damages to compensate for, or an account of profits it has gained from, the infringement.

Metal Storm Limited Options Prospectus
Section 5 — Risk factors
The Company cannot be certain that if it requires licenses for patents held by third parties that they would be made available on terms acceptable to it, if at all. Unavailability could prevent exploitation of the patented product or process.
(i)	Risk of government action on patent applications and patents
The Australian and US governments have powers that could interfere with the Company’s ability to obtain patents or commercialise its technology.
For example, under the provisions of the Patents Act 1990 (Cth), the Commonwealth of Australia has the right to exploit an invention for the services of the Commonwealth of Australia at any time after a patent application has been made. The remuneration and terms for exploitation are determined by agreement or by a court.
A patent or a patent application may also be acquired by the Commonwealth of Australia. Compensation is determined by agreement or by a court.
Under the US Patent Act, the US government may use an invention described in and covered by a US patent without license of the owner. The remuneration and terms for compensation are determined by agreement or by a court.
Any such actions in relation to the Company’s patents by the governments of Australia, the United States or other countries could affect its ability to protect and effectively commercialise its technology.
(j)	Risk of competition and technological changes
The defence industry market is highly competitive and can be subject to significant technological change. Large, well-established defence companies are engaged in research and development and have considerably greater resources than the Company to develop applications for defence technology.
Some of the research being conducted on defence technology is funded by government agencies in the United States. The Company competes for government resources allocated to research and development projects.
The defence industry market is characterised by changing technology, evolving industry standards, introductions and enhancements and changing customer demands.
Accordingly, the Company’s success may depend on its ability to adapt to changing technologies and evolving industry standards.
(k)	Risk of product liability exposure
The testing, marketing and sale of the Group’s technology may result in products that are used in situations that may result in serious, permanent bodily injury, or even death, to those involved.
Legal action may be brought against the Group for personal injury, wrongful death, negligent design, dangerous product or inadequate warning.
There can be no assurance that adequate or necessary insurance coverage will be available or will be obtained to limit the Group’s product liability exposure.
(l)	Risk of reliance on third party manufacturers
The Group does not presently have any significant manufacturing capability and may be reliant on entering into satisfactory arrangements with contract manufacturers, which may not be possible.

Metal Storm Limited Options Prospectus
Section 5 — Risk factors
Similarly the Group may be dependent upon suppliers of parts for its projectile launching systems and teaming partners with whose weapons platforms its systems may be integrated.
(m)	Risk of reliance on Directors, senior management and key personnel
The responsibility of overseeing day to day management and the strategic management of the Company is concentrated amongst a small number of key people including the Directors and senior management. There can be no assurance that there will not be a detrimental impact on the Company’s operations and performance if a number of these key people were to cease their engagement with the Company.

The loss of the services of certain such personnel could have a material adverse effect upon the Company, as the Company may not be able to recruit replacements for the key personnel within a short timeframe.

5.3	General risk factors
(a)	Share market conditions
As the Company is a listed company, the price at which its securities trade will be subject to the numerous influences that may affect both the broad trend in the sharemarket and the share prices of individual companies and sectors. Investors should recognise that the price of Shares (and the Options, if quoted) may fall as well as rise.
(b)	Economic conditions
Both domestic and world economic conditions may affect the performance of the Company. Relevant factors include financial system stability, the level of inflation, interest and exchange rates, investor sentiment, changes in fiscal, monetary and regulatory policies and sovereign or political risk in each of the regions in which the Company operates.
(c)	Market risk
A number of factors outside the control of the Company may impact significantly on the Company, its performance and the price of its securities, including factors such as domestic and international competition, exchange rate fluctuations and competitive pressures forcing market prices lower.
(d)	Government policies
The Company’s business may be impacted by changes to government policies (including taxation).

Metal Storm Limited Options Prospectus
Section 6 — Additional information
6	Additional information

6.1	Terms of Options

The terms of the Options are set out in the schedule.

6.2	Rights attaching to Shares

The following is a summary of the rights attaching to the Shares to be issued upon the exercise of the Options. It is not intended to be exhaustive or to constitute a definitive statement of the rights and liabilities of Shareholders, which can involve complex questions of law arising from an interaction of the Constitution with statutory and common law requirements. Eligible Option Holders who wish to obtain a definitive assessment of the rights and liabilities that attach to Shares in any specific circumstance should seek their own advice.

General meetings

Each Shareholder is entitled to receive notice of, and to attend and, except in certain circumstances, vote at, general meetings of the Company and to receive all notices, financial reports and other documents required to be furnished to Shareholders under the Constitution, the Corporations Act or Listing Rules.

Voting rights

Subject to any rights or restrictions for the time being attached to any class of Shares, at a meeting of Shareholders, each Shareholder entitled to vote may vote in person or by proxy or attorney or, being a corporation, by representative duly authorised under the Corporations Act, and has one vote on a show of hands and one vote per Share on a poll.

Dividend rights

The Directors may from time to time determine to distribute the profits of the Company by way of dividends. Subject to the rights and restrictions attaching to a class of Shares, dividends are payable on all Shares pro rata to the total amount for the time being paid, but not credited as paid, in respect of the Shares as a proportion of the total amounts then paid and payable thereon, excluding amounts credited.

The Company has not declared or paid dividends. The Directors are not able to indicate when and if dividends will be paid in the future, as payment of any dividend will depend on future profitability, financial position and cash requirements of the Company.

Transfer of Shares

A Shareholder may transfer Shares by a written transfer or in any manner permitted or required by the Listing Rules or the ASTC Settlement Rules. The Company may refuse to register a transfer where permitted or required by the Listing Rules or the ASTC Settlement Rules.

Rights on winding-up

Subject to the rights of holders of any other securities who have priority on a winding-up, if the Company is wound up (whether voluntarily or otherwise), any surplus will be divided amongst Shareholders in proportion to the amount paid (not credited as paid) on the Shares held by them. If the Company is wound-up, the liquidator may divide among the Shareholders in specie or in kind, any part of the property of the Company and may vest any part of the assets of the Company in trustees upon any trusts for the benefit of all or any of the Shareholders as the liquidator thinks fit.

Metal Storm Limited Options Prospectus
Section 6 — Additional information
If thought expedient, any division may be otherwise than in accordance with the legal rights of the Shareholders and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but in the case any division otherwise than in accordance with the legal rights of the Shareholders is determined, any Shareholder who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed pursuant to the Corporations Act relating to the sale or transfer of the Company’s assets by a liquidator in a voluntary winding-up.

Issue of shares

Subject to the Constitution, the Corporations Act and the Listing Rules, the Directors may allot new shares with such terms and conditions as they think fit.

Variation of rights

The Company currently has one class of shares on issue. If the share capital is at any time divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of that class) may, whether or not the Company is being wound up, and subject to the Listing Rules, be varied with the consent in writing of members with at least 75% of the votes in the class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

6.3	Expenses of the Prospectus

The total expenses of preparing this Prospectus, including legal, accounting, tax, marketing and administrative fees as well as printing, advertising and other expenses relating to this Prospectus, are expected to be approximately $70,000 (excluding GST). These expenses will be borne by the Company.

The fees reflect the nature of the Prospectus preparation process. This process initially commenced in August 2009 and continued through September 2009 before the Company decided to suspend making the Offer, and was restarted again in February 2010. Because of this, the Company incurred additional expenses for Prospectus drafting, due diligence and regulatory fees which would not have been incurred if the Prospectus had been issued in September 2009 as originally contemplated.

6.4	Interests of Directors

Except as set out below or elsewhere in this Prospectus, no Director holds, or has at any time during the past two years held, any interest in:
(a)	the formation or promotion of the Company;

(b)	property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

(c)	the Offer.
The table below shows the interests of each Director in securities of the Company as at the date of this Prospectus:

Director name	Shares	Notes	Other options
Terry O’Dwyer	1,054,979	67,636	Nil
Trevor Tappenden	100,000	Nil	Nil
John Nicholls	Nil	Nil	Nil
Lee Finniear	447,062	Nil	1,000,000

Metal Storm Limited Options Prospectus
Section 6 — Additional information
6.5	ASIC exemption

The Company received from ASIC an exemption under section 741(1)(b) of the Corporations Act dated 16 March 2010 which modifies the Company’s disclosure obligations under section 711 of the Corporations Act.

6.6	Payments or benefits to Directors

No one has paid or agreed to pay any amount or given or agreed to give any benefit to any Director to induce them to become, or qualify as, a Director or for services provided by a Director in connection with the promotion or formation of the Company or the offer of the Options during the past two years.

In addition, no one has paid or agreed to pay any material amount or given or agreed to give any material benefit to any Director to induce them to become, or qualify as, a Director or for services provided by a Director in connection with the promotion or formation of the Company or the offer of the Options during the past five years.

6.7	Interests of advisers

Except as set out below or elsewhere in this Prospectus, no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus, or a promoter, holds, or has at any time during the last two years held, any interest in:
(a)	the formation or promotion of the Company; or

(b)	any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the Offer; or

(c)	the Offer.
Except as set out below or elsewhere in this Prospectus, no one has paid or agreed to pay any amount or given or agreed to give any benefit for performing a function in a professional, advisory or other capacity for services provided by that person in connection with the formation or promotion of the Company or the Offer.

Corrs Chambers Westgarth has acted as legal adviser to the Company in relation to the preparation of the Prospectus. Corrs Chambers Westgarth will receive approximately $60,000 (excluding GST) for its work up to the date of this Prospectus. Further disbursements and amounts may be paid to Corrs Chambers Westgarth in accordance with time-based charges.

PricewaterhouseCoopers has provided the Company with accounting advice on the effect of the Offer on the Company’s financial position. PricewaterhouseCoopers will receive approximately $1,500 (excluding GST) for its work up to the date of this Prospectus.

6.8	Consents

Written consents to be named in the form and context in which they are named have been given and, at the time of lodgement of this Prospectus with ASIC, have not been withdrawn by the following parties:
•	Corrs Chambers Westgarth as legal adviser to the Company as set out in section 6.7;

•	PricewaterhouseCoopers as:
•	having provided accounting advice to the Company as set out in section 6.7; and

•	being named as auditors of the Company in the corporate directory;

Metal Storm Limited Options Prospectus
Section 6 — Additional information
•	Harmony Investments in relation to its intentions set out in section 1.5; and

•	Computershare Investor Services Pty Limited as security registrar for the Company.
Other than as specified above, none of these persons has made any statement that is included in this Prospectus or any statement on which a statement in this Prospectus is based.

6.9	Availability of financial reports and disclosure notices

The Company is a “disclosing entity” under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules.

These reporting and disclosure obligations require the Company to lodge on ASX’s company announcements platform information about specified events and matters as they arise for the purposes of making that information available to the market. In particular, the Company has an obligation under the Listing Rules (subject to certain limited exceptions) to immediately disclose on the ASX’s company announcements platform any information of which it becomes aware concerning the Company that a reasonable person would expect to have a material effect on the price or value of securities in the Company. All announcements made by the Company are available on the Company’s website www.metalstorm.com or from ASX’s company announcements platform accessible from www.asx.com.au.

The Company is also required to prepare and lodge with ASIC both yearly and half yearly financial statements accompanied by a Directors’ statement and report and an auditor’s report. These reports are released to ASX’s company announcements platform and published on the Company’s and ASX’s website. Copies of documents that the Company has lodged with ASIC may be obtained from, or inspected at, an ASIC office.

Up to and including the Closing Date, the Company will provide, on request by any person, a copy of the following documents free of charge:
(a)	the last annual financial report lodged with ASIC by the Company on 26 February 2010; and

(b)	any documents lodged by the Company on ASX’s company announcements platform after lodgement of that annual financial report and before the lodgement of this Prospectus with ASIC.
Please call +61 7 3123 4700 if you would like the Company to provide you with a copy of any of these documents.

Section 6.10 sets out a list of announcements made by the Company on ASX’s company announcements platform since the last annual financial report was lodged.

6.10	ASX announcements since the Company’s last annual financial report

All announcements made by the Company on ASX’s company announcements platform since the last annual financial report was lodged on 26 February 2010 are listed below. Electronic copies of these announcements are available on the Company’s website www.metalstorm.com and on ASX’s company announcements platform accessible from www.asx.com.au.

Date	Announcement description
26/02/2010	Appendix 4C – monthly
4/03/2010	Results of meeting
4/03/2010	Appendix 3B
10/03/2010	Change in Director’s Interest Notice

Metal Storm Limited Options Prospectus
Section 6 — Additional information

Date	Announcement description
11/03/2010	Convertible Notes Interest Payment – March 2010 Quarter
12/03/2010	Metal Storm Weapons participate in UGV Live-fire Scenario
15/03/2010	Metal Storm receives order from US Marine Corps
15/03/2010	Notice under Section 708(5)(e) Corporations Act
16/03/2010	Appendix 3B
22/03/2010	Becoming a substantial holder
24/03/2010	Metal Storm settles arbitration proceedings with StarChase
6.11	Market price of Shares in the last three months

From 15 December 2009 to 15 March 2010, Shares have traded on the ASX between $0.013 and $0.03.

The volume weighted average price of Shares over this period was $0.021.

6.12	Directors’ consent and authorisation

Each Director has authorised and consented to the lodgement of this Prospectus with ASIC and has not withdrawn that consent prior to its lodgement with ASIC.

Metal Storm Limited Options Prospectus
Section 7 — Definitions
7	Definitions
In this Prospectus, the following terms have the meanings below unless the context otherwise requires:

AEST	Australian Eastern Standard Time

Allotment Date	the date set out in the Timetable

Application Form	the form accompanying this Prospectus that Eligible Option Holders can use to subscribe for Options

ASIC	Australian Securities and Investments Commission

ASTC Settlement Rules	the operating rules of the ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532, currently known as the ASTC Settlement Rules, as amended or replaced from time to time

ASX	ASX Limited ACN 008 624 691 or, where the context requires, the securities exchange it operates

Closing Date	the date set out in the Timetable

Company	Metal Storm Limited ABN 99 064 270 006

Constitution	the constitution of the Company

Corporations Act	Corporations Act 2001 (Cth)

Director	a director of the Company

Eligible Option Holder	an Option Holder who is not an Ineligible Option Holder

GEM	GEM Global Yield Fund Ltd

GEM Facility Agreement	the GEM Equity Line Facility Agreement between GEM, GEM Investment Advisors, Inc and the Company dated 31 December 2009

Group	the Company, its wholly-owned subsidiaries and Metal Storm Inc.

GST	Goods and Services Tax

Harmony Investments	Harmony Investment Fund Limited

Ineligible Option Holder	an Option Holder with an address in the register of Original Options outside Australia or New Zealand

Interest Bearing Notes	the convertible notes in the Company quoted by ASX under ticker code MSTG

Listing Rules	the official listing rules of ASX, as amended or waived by ASX from time to time

Note Holders	persons whose names are entered in the register of Secured Notes or Interest Bearing Notes, as the context requires, maintained by or on behalf of Company

Notes	the Secured Notes and the Interest Bearing Notes or any of them as the context requires

Offer	the offer to Eligible Option Holders under this Prospectus of one Option for each Original Option held on the Record Date

Option Holders	persons whose names were entered in the register of Original Options maintained by or on behalf of the Company as a holder of Original Options on the Record Date

Metal Storm Limited Options Prospectus
Section 7 — Definitions

Options	options having the terms set out in the schedule and an issue price of $0.001 per option

Original Options	the options quoted on ASX which were issued on 1 September 2006 with an exercise price of $0.15 and which expired on 31 August 2009

Privacy Act	Privacy Act 1988 (Cth)

Record Date	7.00 pm (AEST) on 31 August 2009

Secured Notes	the convertible notes in the Company quoted by ASX under ticker code MSTGA

Shareholder	a holder of Shares

Shares	fully paid ordinary shares in the capital of the Company

Subscription Amount	for each Eligible Option Holder, the amount payable to subscribe for Options. This amount is calculated by multiplying $0.001 by the number of Original Options held on the Record Date, rounded down to the nearest cent

Timetable	the timetable set out on page 4

US or United States	United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

US person	the meaning given in Regulation S under the US Securities Act

US Securities Act	the United States Securities Act of 1933, as amended

Metal Storm Limited Options Prospectus
Schedule — Option Terms
Schedule
Option Terms
(a)	Each option entitles the holder to subscribe for one fully paid ordinary share (Share) in the capital of Metal Storm Limited (Company) upon exercise of the option and payment of the Exercise Price (defined below).

(b)	Each option is exercisable at $0.15 (Exercise Price), payable in full on exercise of the option.

(c)	The options expire at 5.00 pm Australian Eastern Standard Time on 1 September 2011 (Expiry Date).

(d)	The Company must give the holder of each option a certificate or holding statement stating:
(i)	the number of options issued to each holder;

(ii)	the Exercise Price of the options; and

(iii)	the date of issue of the options.
(e)	Holders may exercise options in whole or in part at any time prior to the Expiry Date. Any option not exercised, automatically expires on the Expiry Date.

(f)	Options may only be exercised by the delivery to the registered office of the Company or the share registry of a notice in writing stating the intention of the holder to:
(i)	exercise all or a specified number of options; and

(ii)	pay the Exercise Price in full for the exercise of each such option.
(g)	The exercise notice must be accompanied by the certificate or holding statement for the options being exercised, and a cheque made payable to the Company for the Exercise Price for the options being exercised.

(h)	The options will be deemed to have been exercised on the date the exercise notice is received by the Company or the share registry.

(i)	The Company will allot the Shares to which a holder is entitled following exercise of options and deliver a holding statement with respect to such Shares within the timeframe required by the Listing Rules.

(j)	The exercise of only some options will not affect the rights of the holder to the balance of the options held by them.

(k)	If the holder of the options exercises less than the total number of options registered in the holder’s name:
(i)	the holder of the options must surrender its option certificate, if one has been issued by the Company; and

(ii)	the Company must cancel the certificate and issue the holder of the options a new certificate or holding statement stating the remaining number of options held by the holder and stating the information set out in item (f) above.
(l)	Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company unless the holder of the options has exercised its options before the record date for determining these entitlements and participates as a result of holding Shares.

Metal Storm Limited Options Prospectus
Schedule — Option Terms
(m)	All Shares issued on exercise of an option will:
(i)	rank equally in all respects (including, without limitation, rights relating to dividends) with other issued Shares;

(ii)	be issued credited as fully paid;

(iii)	be duly authorised and issued by all necessary corporate action; and

(iv)	be allotted and issued free from all liens, charges and encumbrances whether known about or not including statutory and other pre-emption rights and any transfer restrictions.
(n)	The Company will apply to ASX Limited for official quotation of the options and Shares issued upon exercise of options within the time period required by the ASX Listing Rules.

(o)	The options may be transferred at any time in accordance with the Corporations Act 2001 (Cth) and the Listing Rules.

(p)	A holder of options does not have the right to participate in bonus issues or new issues of securities offered to shareholders until Shares are allotted to the holder pursuant to the exercise of the relevant options.

(q)	In the event of a reorganisation (including, without limitation, consolidation, sub-division, reduction or return) of the capital of the Company, the rights of the holders of options (including, without limitation, the number of options to which the option holder is entitled to and the exercise price) will be changed (as appropriate) in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

(r)	If the Company makes a pro rata issue (other than a bonus issue) to existing shareholders and no Share has been issued in respect of the options before the record date for determining entitlements to the issue, the Exercise Price of each option will be reduced in the manner permitted by the Listing Rules applying at the time of the pro rata issue.

(s)	If the Company makes a bonus issue to existing shareholders and no Share has been issued in respect of an option before the record date for determining entitlements to the issue, then the number of Shares over which that option is exercisable will be increased in the manner permitted by the Listing Rules applying at the time of the bonus issue.

(t)	The Company is entitled to treat the registered holder of an option as the absolute holder of that option and is not bound to recognise any equitable or other claim to, or interest in, that option on the part of any person other than the registered holder, except as ordered by a court of competent jurisdiction or as required by statute

Metal Storm Limited Options Prospectus
Corporate Directory
Corporate Directory
Directors
Mr Terry J O’Dwyer – Non-Executive Chairman
Dr Lee Finniear – Chief Executive Officer
Mr John R Nicholls – Non-Executive Director
Mr Trevor Tappenden – Non-Executive Director
Registered Office
Building 4, 848 Boundary Road
Richlands QLD 4077
Australia
Tel: +61 7 3123 4700
Fax: +61 7 3217 0811
email: msau@metalstorm.com
website: www.metalstorm.com
Principal Place of Business in the USA
Suite 810, 4350 N Fairfax Drive
Arlington VA 22203
United States of America
Ph: +1 703 248 8218
Fax: +1 703 248 8263
Auditor
PricewaterhouseCoopers
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia
Lawyers
Corrs Chambers Westgarth
Level 35, Waterfront Place
1 Eagle Street
Brisbane QLD 4000
Australia
Security Registry
Computershare Investor Services Pty Limited
Level 19
307 Queen Street
Brisbane QLD 4000
Australia

Form 605
Corporations Act 2001 Section 671B
Notice of ceasing to be a substantial holder
To Company Name/Scheme : Metal Storm Limited
ACN/ARSN : 064 270 006
1. Details of substantial holder(1)
Name: Mr Andrew Winston Doyle
ACN/ARSN (if applicable)
The holder ceased to be a substantial holder on 25/03/2010
The previous notice was given to the company on 22/03/2010
The previous notice was dated 20/03/2010
2. Changes in relevant interests
Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

	Person whose		Consideration given	Class (6) and
	relevant interest		in relation to	number of
Date of change	changed	Nature of change (4)	change(5)	securities affected	Person’s votes affected
19/03/2010	Andrew Winston Doyle	Market Sale	$15,900	1,000,000 Ordinary	1,000,000
25/03/2010	Andrew Winston Doyle	Market Sale	$30,335	2,100,000 Ordinary	2,100,000
3. Changes in association
The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
4. Addresses
The addresses of persons named in this form are as follows:

Name	Address
Andrew Winston Doyle	Orchard Post Office, PO Box 597, Singapore 912320
Signature

print name Andrew Winston Doyle	capacity Self

sign here	Date 25/3/2010

DIRECTIONS
(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.
(2) See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.
(3) See the definition of “associate” in section 9 of the Corporations Act 2001.
(4) Include details of:
(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and
(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
     See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.
(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.
(6) The voting shares of a company constitute one class unless divided into separate classes.
(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This guide does not form part of the prescribed form and is included by ASIC to assist you in completing and lodging form 605.

Signature	This form must be signed by either a director or a secretary of the substantial holder.

Lodging period	Nil

Lodging Fee	Nil
Other forms to be Nil completed
Additional information
(a) If additional space is required to complete a question, the information may be included on a separate pieceof paper annexed to the form.
(b)This notice must be given to a listed company, or the responsible entity for a listed managed investmentscheme. A copy of this notice must also be given to each relevant securities exchange.
(c) The person must give a copy of this notice:
(i) within 2 business days after they become aware of the information; or
(ii) by 9.30 am on the next trading day of the relevant securities exchange after they become aware of the information if:
(A) a takeover bid is made for voting shares in the company or voting interests in the scheme; and
(B) the person becomes aware of the information during the bid period.
Annexures
To make any annexure conform to the regulations, you must 1 use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides 2 show the corporation name and ACN or ARBN 3 number the pages consecutively 4 print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5 identify the annexure with a mark such as A, B, C, etc 6 endorse the annexure with the words:
This is annexure (mark) of (number) pages referred to in form (form number and title)
7 sign and date the annexureThe annexure must be signed by the same person(s) who signed the form.
Information in this guide is intended as a guide only. Please consult your accountant or solicitor for further advice.